Exhibit 99.1

BRAGG GAMING GROUP INC.

INTERIM UNAUDITED CONDENSED

CONSOLIDATED FINANCIAL STATEMENTS

Three-month period ended March 31, 2025 and March 31, 2024

Presented in Euros (Thousands)

TABLE OF CONTENTS

INTERIM UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF LOSS AND COMPREHENSIVE LOSS	1
INTERIM UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF FINANCIAL POSITION	2
INTERIM UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY	3
INTERIM UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS	4

NOTES TO THE INTERIM UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

1	GENERAL INFORMATION	5
2	MATERIAL ACCOUNTING POLICIES	5
3	LOSS BEFORE INCOME TAXES CLASSIFIED BY NATURE	6
4	CONVERTIBLE DEBT	7
5	SHARE CAPITAL	8
6	WARRANTS	8
7	SHARE BASED COMPENSATION	9
8	GOODWILL	12
9	DEFERRED CONSIDERATION	13
10	RIGHT OF USE ASSETS	14
11	INTANGIBLE ASSETS	15
12	TRADE AND OTHER RECEIVABLES	16
13	TRADE PAYABLES AND OTHER LIABILITIES	16
14	LEASE LIABILITIES	17
15	LOANS PAYABLE	18
16	RELATED PARTY TRANSACTIONS	19
17	FINANCIAL INSTRUMENTS AND FINANCIAL RISK MANAGEMENT	20
18	SUPPLEMENTARY CASHFLOW INFORMATION	24
19	SEGMENT INFORMATION	25
20	INCOME TAXES	26
21	CONTINGENT LIABILITIES	27
22	SUBSEQUENT EVENTS	27

BRAGG GAMING GROUP INC.

INTERIM UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF LOSS AND COMPREHENSIVE LOSS

PRESENTED IN EUROS (THOUSANDS, EXCEPT SHARE AND PER SHARE AMOUNTS)

		Three Months Ended March 31,
	Note	2025	2024
Revenue	3, 19	25,505	23,811
Cost of revenue	3	(11,221)	(11,934)
Gross Profit		14,284	11,877

Selling, general and administrative expenses	3	(15,807)	(12,387)
Loss on remeasurement of derivative liability	4	—	(178)
Gain on settlement of convertible debt	4	—	65
Loss on remeasurement of deferred consideration	3, 9, 17	(157)	(645)
Operating Loss		(1,680)	(1,268)

Net interest expense and other financing charges	3, 18	(346)	(592)
Loss Before Income Taxes		(2,026)	(1,860)

Income taxes expense	20	(614)	(44)
Net Loss		(2,640)	(1,904)

Items to be reclassified to net loss:
Cumulative translation adjustment		(1,423)	(383)

Net Comprehensive Loss		(4,063)	(2,287)

Basic Loss Per Share		(0.11)	(0.08)
Diluted Loss Per Share		(0.11)	(0.08)

	Millions	Millions
Weighted average number of shares - basic	25.1	23.5
Weighted average number of shares - diluted	25.1	23.5

See accompanying notes to the interim unaudited condensed consolidated financial statements.

BRAGG GAMING GROUP INC.

INTERIM UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

PRESENTED IN EUROS (THOUSANDS, EXCEPT SHARE AND PER SHARE AMOUNTS)

		As at	As at
		March 31,	December 31,
	Note	2025	2024
Cash and cash equivalents		10,815	10,467
Trade and other receivables	12, 17	21,517	20,072
Prepaid expenses and other assets		2,708	2,624
Total Current Assets		35,040	33,163
Property and equipment		1,295	1,341
Right-of-use assets	10	3,247	3,510
Intangible assets	11	33,507	35,859
Goodwill	8	32,182	32,722
Other assets		351	—
Total Assets		105,622	106,595

Trade payables and other liabilities	13, 17	22,118	19,946
Income taxes payable	20	951	463
Lease obligations on right of use assets	14	855	882
Deferred consideration	9	1,467	1,244
Share appreciation rights liability	7	257	—
Loans payable	15	6,322	6,579
Total Current Liabilities		31,970	29,114
Deferred income tax liabilities	20	637	680
Lease obligations on right of use assets	14	2,473	2,815
Share appreciation rights liability	7	214	—
Other non-current liabilities		487	487
Total Liabilities		35,781	33,096

Share capital	5	131,853	131,729
Contributed surplus		17,961	17,680
Accumulated deficit		(83,850)	(81,210)
Accumulated other comprehensive income		3,877	5,300
Total Equity		69,841	73,499
Total Liabilities and Equity		105,622	106,595

See accompanying notes to the interim unaudited condensed consolidated financial statements.

Approved on behalf of the Board

Matevž Mazij	Holly Gagnon
Chief Executive Officer	Chair of the Board of Directors

BRAGG GAMING GROUP INC.

INTERIM UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

PRESENTED IN EUROS (THOUSANDS, EXCEPT SHARE AND PER SHARE AMOUNTS)

						Accumulated
						other
		Share	Shares to	Contributed	Accumulated	comprehensive	Total
	Note	capital	be issued	surplus	Deficit	income (loss)	Equity
Balance as at January 1, 2024		120,015	3,491	19,887	(76,063)	2,917	70,247
Shares issued upon exercise of convertible debt		1,068	—	—	—	—	1,068
Share-based compensation	7	—	—	184	—	—	184
Net loss for the year		—	—	—	(1,904)	—	(1,904)
Other comprehensive loss		—	—	—	—	(383)	(383)
Balance as at March 31, 2024		121,083	3,491	20,071	(77,967)	2,534	69,212

Balance as at January 1, 2025		131,729	—	17,680	(81,210)	5,300	73,499
Exercise of stock options	7	124	—	(87)	—	—	37
Share-based compensation	7	—	—	368	—	—	368
Net loss for the year		—	—	—	(2,640)	—	(2,640)
Other comprehensive loss		—	—	—	—	(1,423)	(1,423)
Balance as at March 31, 2025		131,853	—	17,961	(83,850)	3,877	69,841

See accompanying notes to the interim unaudited condensed consolidated financial statements.

BRAGG GAMING GROUP INC.

INTERIM UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

PRESENTED IN EUROS (THOUSANDS, EXCEPT SHARE AND PER SHARE AMOUNTS)

		Three Months Ended March 31,
	Note	2025	2024
Operating Activities
Net loss		(2,640)	(1,904)
Add:
Net interest expense and other financing charges	3, 18	346	592
Depreciation and amortization	3	4,720	3,877
Share based compensation	7	846	184
Loss on remeasurement of derivative liability	4	—	178
Gain on settlement of convertible debt	4	—	(65)
Loss on remeasurement of deferred consideration	3, 9, 17	157	645
Unrealized foreign exchange (gain) loss		(38)	8
Income tax expense	20	614	44
		4,005	3,559
Change in working capital	18	643	(659)
Income tax paid	20	(154)	(151)
Cash Flows Generated from Operating Activities		4,494	2,749

Investing Activities
Purchases of property and equipment		(80)	(112)
Additions of intangible assets	11	(2,874)	(2,641)
Loan receivables		(350)	—
Cash Flows Used In Investing Activities		(3,304)	(2,753)

Financing Activities
Proceeds from exercise of stock options	7	37	—
Repayment of convertible debt		—	(455)
Repayment of lease liability	14	(344)	(171)
Interest and financing fees		(249)	(61)
Cash Flows Used In Financing Activities		(556)	(687)

Effect of foreign currency exchange rate changes on cash and cash equivalents		(286)	(358)
Change in Cash and Cash Equivalents		348	(1,049)
Cash and cash equivalents at beginning of year		10,467	8,796
Cash and Cash Equivalents at end of year		10,815	7,747

See accompanying notes to the interim unaudited condensed consolidated financial statements.

BRAGG GAMING GROUP INC.

NOTES TO THE INTERIM UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE MONTHS PERIOD ENDED MARCH 31, 2025 AND MARCH 31, 2024

PRESENTED IN EUROS (THOUSANDS, EXCEPT SHARE AND PER SHARE AMOUNTS)

1   GENERAL INFORMATION

Nature of operations

Bragg Gaming Group Inc. and its subsidiaries (collectively, “Bragg” or the “Company”) are, primarily and collectively, a business-to-business (“B2B”) online gaming technology platform and casino content aggregator.

The registered and head office of the Company is located at 130 King Street West, Suite 1955, Toronto, Ontario, Canada M5X 1E3.

2   MATERIAL ACCOUNTING POLICIES

The interim unaudited condensed consolidated financial statements (“interim financial statements”) were prepared using the same basis of presentation, accounting policies and methods of computation, and using the same significant estimates and judgments in applying the accounting policies as those of the audited consolidated financial statements for the year ended December 31, 2024, which are available at www.sedarplus.ca.

Statement of compliance and basis of presentation

The accompanying interim financial statements have been prepared in accordance with International Accounting Standards (“IAS”) 34 Interim Financial Reporting and do not include all of the information required for annual consolidated financial statements and should be read in conjunction with the Company’s audited consolidated financial statements for the year ended December 31, 2024.

These interim financial statements are prepared on a historical cost basis except for financial instruments classified at fair value through profit or loss (“FVTPL”) or fair value through other comprehensive income (“FVOCI”) which are measured at fair value. The material accounting policies set out in note 2 of the audited consolidated financial statements for the year ended December 31, 2024 have been applied consistently in the preparation of the interim financial statements for all periods presented.

These interim financial statements were, at the recommendation of the audit committee, approved and authorized for filing by the board of directors of the Company (the “Board”) on May 15, 2025.

BRAGG GAMING GROUP INC.

NOTES TO THE INTERIM UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE MONTHS PERIOD ENDED MARCH 31, 2025 AND MARCH 31, 2024

PRESENTED IN EUROS (THOUSANDS, EXCEPT SHARE AND PER SHARE AMOUNTS)

3   LOSS BEFORE INCOME TAXES CLASSIFIED BY NATURE

The loss before income taxes is classified as follows:

		Three Months Ended March 31,
	Note	2025	2024
Revenue	19	25,505	23,811
Cost of revenue		(11,221)	(11,934)
Gross Profit		14,284	11,877

Salaries and subcontractors		(6,574)	(4,907)
Share based compensation	7	(846)	(184)
Total employee costs		(7,420)	(5,091)
Depreciation and amortization		(4,720)	(3,877)
IT and hosting		(1,281)	(1,068)
Professional fees		(1,086)	(875)
Corporate costs		(132)	(175)
Sales and marketing		(297)	(559)
Bad debt recovery (expense)	12	(131)	18
Travel and entertainment		(331)	(215)
Other operational costs		(409)	(545)
Selling, General and Administrative Expenses		(15,807)	(12,387)

Loss on remeasurement of derivative liability	4	—	(178)
Gain on settlement of convertible debt	4	—	65
Loss on remeasurement of deferred consideration	9	(157)	(645)
Operating Loss		(1,680)	(1,268)

Interest income		4	—
Accretion on liabilities	9	(73)	(531)
Foreign exchange gain		35	44
Interest and financing fees		(312)	(105)
Net Interest Expense and Other Financing Charges		(346)	(592)
Loss Before Income Taxes		(2,026)	(1,860)

BRAGG GAMING GROUP INC.

NOTES TO THE INTERIM UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE MONTHS PERIOD ENDED MARCH 31, 2025 AND MARCH 31, 2024

PRESENTED IN EUROS (THOUSANDS, EXCEPT SHARE AND PER SHARE AMOUNTS)

4 CONVERTIBLE DEBT

On September 5, 2022, the Company entered into a Funding Agreement for an investment of EUR 8,770 (USD 8,700) with Lind in the form of a Convertible Debt with a face value of EUR 10,081 (USD 10,000), bearing interest at an inherent rate of 7.5% maturing 24 months after issuance. Net proceeds after deducting transaction fees were EUR 8,053. The face value of the Convertible Debt has a 24-month maturity date and can be paid in cash or be converted into common shares of the Company ("Shares") at a conversion price equal to 87.5% of the five-day volume weighted average price ("VWAP") immediately prior to each conversion. Shares issued upon conversion are subject to a 120-day lock-up period following deal close.

	Convertible debt	Derivative liability	Total
Balance as at January 1, 2024	2,445	471	2,916
Accretion expense	1,298	—	1,298
Loss on remeasurement of derivative liability	—	94	94
Gain on settlement of convertible debt	—	(169)	(169)
Shares issued upon exercise of convertible debt	(2,314)	(390)	(2,704)
Repayment of convertible debt	(1,377)	—	(1,377)
Effect of movement in exchange rates	(52)	(6)	(58)
Balance as at December 31, 2024	—	—	—

On August 7, 2024, the convertible debt has been settled in full.

For the three months ended March 31, 2024, an accretion expense of EUR 396 was recognised in net interest expense and other financing charges in respect of the Host Debt component and a loss of EUR 178 on remeasurement of derivative liability was recognised in the interim unaudited condensed consolidated statements of loss and comprehensive loss.

Immediately prior to any conversion, the embedded derivative liability is remeasured at fair value through profit and loss. Key valuation inputs and assumptions used are closing stock price on dates of conversion of between CAD 6.910 and 7.260, 5-day VWAP of between CAD 6.910 and 7.306, expected life of between 0.06 to 0.56 years, annual risk-free rate of between 5.17% and 5.54%

During the three months ended March 31, 2024, 216,148 shares were issued upon exercise of convertible debt (representing USD 1,000 of the total face value of USD 10,000). The Company also elected to settle USD 500 of the debt in cash upon delivery of a cash in-lieu of shares conversion notice for a total of USD 515.

Derivative and host debt balances representing the fair value of the converted debt are subsequently transferred to the share capital account in the interim unaudited condensed statements of changes in equity. Upon exercise, during the three months ended March 31, 2024, EUR 921 and EUR 147 was transferred from the host debt liability and derivative liability, respectively, to share capital in the interim unaudited condensed consolidated statements of changes in equity for a total of EUR 1,068.

BRAGG GAMING GROUP INC.

NOTES TO THE INTERIM UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE MONTHS PERIOD ENDED MARCH 31, 2025 AND MARCH 31, 2024

PRESENTED IN EUROS (THOUSANDS, EXCEPT SHARE AND PER SHARE AMOUNTS)

5    SHARE CAPITAL

Authorized - Unlimited Common Shares, fully paid

The following is a continuity of the Company’s share capital:

		Note	Number	Value
January 1, 2024	Balance		23,003,552	120,015
February 5, 2024 to March 5, 2024	Shares issued upon exercise of convertible debt	6	216,148	1,068
March 31, 2024	Balance		23,219,700	121,083

January 1, 2025	Balance		25,042,982	131,729
February 6, 2025	Exercise of FSO	6	25,000	124
March 31, 2025	Balance		25,067,982	131,853

The Company’s common shares have no par value.

6   WARRANTS

The following are continuities of the Company’s warrants:

		Warrants
		issued as part of
Number of Warrants		convertible debt
January 1, 2024	Balance	979,048
March 31, 2024	Balance	979,048

January 1, 2025	Balance	979,048
March 31, 2025	Balance	979,048

Each unit consists of the following characteristics:

Warrants
issued as part of
convertible debt
Number of shares	1
Number of Warrants	—
Exercise price of unit (CAD)	9.28

Warrants issued upon completion of Financing Arrangement

Upon completion of the Financing Arrangement on September 5, 2022, 979,048 warrants were issued with an exercise price of CAD 9.28 per warrant, each convertible to one common share of the Company and expiring 5 years after the issuance date. Under the acceleration provisions of the warrants agreement, if the Company’s common shares trade at or above CAD 11.60 for 30 consecutive trading days, the Company has the right to issue an exercise notice to warrant holders to exercise their warrants before the end of 21 days, otherwise 50% of the warrants expire.

BRAGG GAMING GROUP INC.

NOTES TO THE INTERIM UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE MONTHS PERIOD ENDED MARCH 31, 2025 AND MARCH 31, 2024

PRESENTED IN EUROS (THOUSANDS, EXCEPT SHARE AND PER SHARE AMOUNTS)

6	WARRANTS (CONTINUED)

Similarly, if the Company’s common shares trade at or above CAD 18.56 for 30 consecutive trading days, the Company has the right to issue an exercise notice to warrant holders to exercise all their warrants before the end of 21 days, otherwise all the warrants expire.

Upon allocating the transaction price of the Financing Arrangement between its components of host debt liability, derivative liability and warrants, the combined fair value of the host debt liability and derivative liability exceeded the transaction price. Therefore, no residual fair value was allocated to the warrant component of the instrument in the consolidated statements of changes in equity.

7	SHARE BASED COMPENSATION

The Company maintains an Omnibus Incentive Equity Plan (“OEIP”) for certain employees and consultants. The plan was approved at an annual and special meeting of shareholders on November 27, 2020.

The following table summarizes information about the OEIP.

	DSU	RSU	SAR	FSO
					Weighted
	Outstanding	Outstanding	Outstanding	Outstanding	Average
	DSUs	RSUs	SARs	FSOs	Exercise
	(Number of	(Number of	(Number of	(Number	Price / Share
	of shares)	of shares)	of shares)	of shares)	CAD
Balance as at January 1, 2024	225,154	498,000	—	1,777,438	8.43
Expired	—	—	—	(50,000)	5.00
Forfeited / Cancelled	—	—	—	(162)	10.07
Balance as at March 31, 2024	225,154	498,000	—	1,727,276	8.52

Balance as at January 1, 2025	26,666	280,000	1,329,082	1,602,346	8.81
Granted	—	—	—	5,000	2.30
Exercised	—	—	—	(25,000)	2.30
Forfeited / Cancelled	—	—	—	(2,530)	(10.07)
Balance as at March 31, 2025	26,666	280,000	1,329,082	1,579,816	8.89

BRAGG GAMING GROUP INC.

NOTES TO THE INTERIM UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE MONTHS PERIOD ENDED MARCH 31, 2025 AND MARCH 31, 2024

PRESENTED IN EUROS (THOUSANDS, EXCEPT SHARE AND PER SHARE AMOUNTS)

7	SHARE BASED COMPENSATION (CONTINUED)

The following table summarizes information about the outstanding share options as at March 31, 2025:

	Outstanding			Exercisable
		Weighted	Weighted		Weighted
		Average	Average		Average
	FSOs	Remaining	Exercise	FSOs	Exercise
Range of exercise	(Number	Contractual	Price / Share	(Number	Price / Share
prices (CAD)	of shares)	Life (Years)	CAD	of shares)	CAD
2.30 - 5.00	20,000	10	4.68	—	—
5.01 - 8.62	1,131,081	2	7.72	947,740	7.77
8.63 - 15.00	427,183	6	12.11	427,173	12.11
15.01 - 33.30	1,552	1	33.30	1,552	33.30
	1,579,816	3	8.89	1,376,465	9.15

The following table summarizes information about the outstanding share options as at March 31, 2024:

	Outstanding			Exercisable
		Weighted	Weighted		Weighted
		Average	Average		Average
	FSOs	Remaining	Exercise	FSOs	Exercise
Range of exercise	(Number	Contractual	Price / Share	(Number	Price / Share
prices (CAD)	of shares)	Life (Years)	CAD	of shares)	CAD
2.30 - 5.00	148,200	1	2.63	148,200	2.63
5.01 - 8.62	1,118,018	4	7.76	960,168	7.88
8.63 - 15.00	459,506	6	12.21	409,027	12.28
15.01 - 33.30	1,552	2	33.30	1,552	33.30
	1,727,276	4	8.52	1,518,947	8.58

Fixed Stock Options (“FSOs”)

During the three months ended March 31, 2025, a share-based compensation charge of EUR 98 (three months ended March 31, 2024: EUR 98) has been recognized in the interim unaudited condensed consolidated statements of loss and comprehensive loss.

During the three months ended March 31, 2025, 25,000 common shares of the Company were issued upon exercise of fixed stock options (three months ended March 31, 2024: nil). Upon exercise of fixed stock options, for the three months ended March 31, 2025, EUR 87 (three months ended March 31, 2024: EUR nil) was transferred from contributed surplus to share capital in the interim unaudited condensed consolidated statements of changes in equity. Cash proceeds upon exercise of fixed stock options during the three months ended March 31, 2025, totaled EUR 37 (three months ended March 31, 2024: nil).

BRAGG GAMING GROUP INC.

NOTES TO THE INTERIM UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE MONTHS PERIOD ENDED MARCH 31, 2025 AND MARCH 31, 2024

PRESENTED IN EUROS (THOUSANDS, EXCEPT SHARE AND PER SHARE AMOUNTS)

7	SHARE BASED COMPENSATION (CONTINUED)

Deferred Share Units (“DSUs”)

Exercises of grants may only be settled in shares, and only when the employee or consultant has left the Company. Under the OEIP, the Company may grant options of its shares at nil cost that vest immediately.

During the three months ended March 31, 2025, a share-based compensation charge of EUR nil (three months ended March 31, 2024: EUR 3) has been recognized in the interim unaudited condensed consolidated statements of loss and comprehensive loss.

Restricted Share Units (“RSUs”)

During the three months ended March 31, 2025, a share-based compensation charge of EUR 270 (three months ended March 31, 2024: EUR 83) has been recognized in the interim unaudited condensed consolidated statements of loss and comprehensive loss.

Share Appreciation Rights (“SARs”)

On December 29, 2024, the Company granted a Share Appreciation Rights plan for key members of the management which provided incentive compensation, based on the appreciation in the value of Company’s shares thereby providing additional incentive for their efforts in promoting the continued growth and success of the business of the Company. The amount of the cash payment is determined based on the increase in the share price of the Company between the grant date and the time of the exercise.

The aggregate number of units granted in respect of SARs totalled 1,329,082 with an issue price of CAD 5.00 per unit, based on market price of the Company’s stock on the date of grant. These SAR units, which have a term of not exceeding five years, will vest as follows:

•	1/3 on the first anniversary of the grant date

•	1/3 on the second anniversary of the grant date

•	1/3 on the third anniversary of the grant date

Details of the liabilities arising from the SARs were as follows:

	As at	As at
	March 31,	December 31,
	2025	2024
Total carrying amount of liabilities for SARs	471	—
Total intrinsic value of liabilities for vested benefits	—	—

The fair value of the SARs has been measured using Black-Scholes formula. Service and non-market performance conditions attached to the arrangements were not taken into account in measuring fair value.

BRAGG GAMING GROUP INC.

NOTES TO THE INTERIM UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE MONTHS PERIOD ENDED MARCH 31, 2025 AND MARCH 31, 2024

PRESENTED IN EUROS (THOUSANDS, EXCEPT SHARE AND PER SHARE AMOUNTS)

7	SHARE BASED COMPENSATION (CONTINUED)

The inputs used in the measurement of the fair values at the measurement date of the SARs were as follows:

As at
March 31,
2025
Expected dividend yield (%)	—
Expected share price volatility (%)	81.00
Risk-free interest rate (%)	3.96
Expected life of options (years)	5.0
Share price (CAD)	6.00
Forfeiture rate (%)	—

Expected volatility has been based on an evaluation of the historical volatility of the Company’s share price, particularly over the historical period commensurate with the expected term. The expected term of the instruments has been based on historical experience and general option holder behaviour.

During the three months ended March 31, 2025, a share-based compensation charge of EUR 478 (three months ended March 31, 2024: EUR nil) has been recognized in the interim unaudited condensed consolidated statements of loss and comprehensive loss.

8   GOODWILL

The following is a continuity of the Company’s goodwill:

As at January 1, 2024	31,921
Effect of Movement in exchange rates	801
As at December 31, 2024	32,722

Effect of movements in exchange rates	(540)
As at March 31, 2025	32,182

The carrying amount of goodwill is attributed to the acquisitions of Oryx, Wild Streak and Spin. The Company completed its annual impairment tests for goodwill as at December 31, 2024 and concluded that there was no impairment.

BRAGG GAMING GROUP INC.

NOTES TO THE INTERIM UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE MONTHS PERIOD ENDED MARCH 31, 2025 AND MARCH 31, 2024

PRESENTED IN EUROS (THOUSANDS, EXCEPT SHARE AND PER SHARE AMOUNTS)

9   DEFERRED CONSIDERATION

The following is a continuity of the Company’s deferred consideration:

Balance as at January 1, 2024	2,939
Accretion expense	428
Gain on remeasurement of deferred consideration	(132)
Shares issued as deferred consideration	(2,139)
Effect of movement in exchange rates	148
Balance as at December 31, 2024	1,244

Accretion expense	73
Loss on remeasurement of deferred consideration	157
Effect of movement in exchange rates	(7)
Balance as at March 31, 2025	1,467

On June 1, 2022, the Company acquired Spin Games LLC. The Company agreed deferred consideration payments in common shares of the Company over three years from the effective date recorded with a present value of EUR 4,003. The discount for lack of marketability (DLOM) on June 1, 2022, was determined by applying Finnerty’s average-strike put option model (2012) with a volatility of between 71.4% and 80.9%, an annual dividend rate of 0% and time to maturity of 1-3 years.

In the three months ended March 31, 2025, an accretion expense of EUR 73 (three months ended March 31, 2024: EUR 135) was recorded in the interim unaudited condensed consolidated statements of loss and comprehensive loss.

In the three months ended March 31, 2025, a loss on remeasurement of deferred consideration of EUR 157 (three months ended March 31, 2024: loss of EUR 645) was recorded in the interim unaudited condensed consolidated statements of loss and comprehensive loss.

As at March 31, 2025, the Company measured the present value of deferred consideration to be paid in common shares of EUR 1,467 recorded in current liabilities (December 31, 2024: EUR 1,244 in current liabilities).

The fair value of deferred consideration as at March 31, 2025 is measured by determining the period-end share price and the discount for lack of marketability (“DLOM”) applying Finnerty’s average-strike put option model (2012) applying a annual dividend rate of 0.0% and volatility of 69.2% resulting in a DLOM of 6.50% for the third anniversary settlement of consideration.

The fair value of deferred consideration as at December 31, 2024 is measured by determining the period-end share price and the discount for lack of marketability (DLOM) applying Finnerty’s average-strike put option model (2012). The assumptions include applying an annual dividend rate of 0.0% and volatility of 63.7% resulting in a DLOM of 9.3% for the third anniversary settlement of consideration

BRAGG GAMING GROUP INC.

NOTES TO THE INTERIM UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE MONTHS PERIOD ENDED MARCH 31, 2025 AND MARCH 31, 2024

PRESENTED IN EUROS (THOUSANDS, EXCEPT SHARE AND PER SHARE AMOUNTS)

10   RIGHT OF USE ASSETS

Right of use
Properties
Cost
Balance as at December 31, 2023	4,434
Additions	161
Modifications	836
Disposal	(633)
Effect of movement in exchange rates	79
Balance as at December 31, 2024	4,877
Modification	(20)
Disposal	(24)
Effect of movement in exchange rates	(52)
Balance as at March 31, 2025	4,781

Accumulated Depreciation
Balance as at December 31, 2023	1,201
Depreciation	806
Disposal	(633)
Effect of movement in exchange rates	(7)
Balance as at December 31, 2024	1,367
Depreciation	214
Disposal	(24)
Effect of movement in exchange rates	(23)
Balance as at March 31, 2025	1,534

Carrying Amount
Balance as at December 31, 2024	3,510
Balance as at March 31, 2025	3,247

In the period ended March 31, 2025, depreciation expense of EUR 214 was recognized within selling, general and administrative expenses (period ended March 31, 2024: EUR 226).

BRAGG GAMING GROUP INC.

NOTES TO THE INTERIM UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE MONTHS PERIOD ENDED MARCH 31, 2025 AND MARCH 31, 2024

PRESENTED IN EUROS (THOUSANDS, EXCEPT SHARE AND PER SHARE AMOUNTS)

11   INTANGIBLE ASSETS

		Deferred
	Intellectual	Development	Customer
	Property	Costs	Relationships	Brands	Other	Total
Cost
Balance as at December 31, 2023	18,096	21,595	24,758	2,148	299	66,896
Additions	648	11,461	—	—	—	12,109
Effect of movement in exchange rates	531	151	1,325	53	(1)	2,059
Balance as at December 31, 2024	19,275	33,207	26,083	2,201	298	81,064
Additions	156	2,718	—	—	—	2,874
Effect of movement in exchange rates	(359)	(177)	(894)	(35)	9	(1,456)
Balance as at March 31, 2025	19,072	35,748	25,189	2,166	307	82,482

Accumulated Amortization
Balance as at December 31, 2023	8,445	11,270	7,452	1,430	166	28,763
Amortization	2,755	8,962	3,246	663	88	15,714
Effect of movement in exchange rates	186	42	451	42	7	728
Balance as at December 31, 2024	11,386	20,274	11,149	2,135	261	45,205
Amortization	625	2,875	829	39	21	4,389
Effect of movement in exchange rates	(45)	(147)	(364)	(34)	(29)	(619)
Balance as at March 31, 2025	11,966	23,002	11,614	2,140	253	48,975

Carrying Amount
Balance as at December 31, 2024	7,889	12,933	14,934	66	37	35,859
Balance as at March 31, 2025	7,106	12,746	13,575	26	54	33,507

In the period ended March 31, 2025, amortization expense of EUR 4,389 was recognized within selling, general and administrative expenses (period ended March 31, 2024: EUR 3,568).

BRAGG GAMING GROUP INC.

NOTES TO THE INTERIM UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE MONTHS PERIOD ENDED MARCH 31, 2025 AND MARCH 31, 2024

PRESENTED IN EUROS (THOUSANDS, EXCEPT SHARE AND PER SHARE AMOUNTS)

12	TRADE AND OTHER RECEIVABLES

Trade and other receivables comprises:

	As at	As at
	March 31,	December 31,
	2025	2024
Trade receivables	20,942	19,558
Sales tax	575	514
Trade and other receivables	21,517	20,072

The following is an aging of the Company’s trade receivables:

	As at	As at
	March 31,	December 31,
	2025	2024
Less than one month	19,035	18,984
Between two and three months	1,364	660
Greater than three months	3,171	2,411
	23,570	22,055
Provision for expected credit losses	(2,628)	(2,497)
Trade receivables	20,942	19,558

The following is a continuity of the Company’s provision for expected credit losses related to trade receivables:

Balance as at December 31, 2023	2,059
Net increase in provision for doubtful debts	438
Balance as at December 31, 2024	2,497
Net increase in provision for doubtful debts	131
Balance as at March 31, 2025	2,628

13   TRADE PAYABLES AND OTHER LIABILITIES

Trade payables and other liabilities comprises:

	As at	As at
	March 31,	December 31,
	2025	2024
Trade payables	3,020	3,236
Accrued liabilities	19,073	16,666
Other payables	25	44
Trade payables and other liabilities	22,118	19,946

BRAGG GAMING GROUP INC.

NOTES TO THE INTERIM UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE MONTHS PERIOD ENDED MARCH 31, 2025 AND MARCH 31, 2024

PRESENTED IN EUROS (THOUSANDS, EXCEPT SHARE AND PER SHARE AMOUNTS)

14	LEASE LIABILITIES

The Company leases various properties mainly for office buildings. Rental contracts are made for various periods ranging up to six (6) years. Lease terms are negotiated on an individual basis and contain a wide range of different terms and conditions. The lease agreements do not impose any covenants, but leased assets may not be used as security for borrowing purposes.

In determining the lease term, management considers all facts and circumstances that create an economic incentive to exercise an extension option. Extension options are only included in the lease term if the lease is reasonably certain to be extended (or not terminated). The assessment is reviewed if a significant event or a significant change in circumstances occurs which affects this assessment and that is within the control of the Company as a lessee.

Set out below are the carrying amounts of the lease liabilities and the movements for the period:

	March 31,	December 31,
	2025	2024
Balance as at beginning of the period	3,697	3,277
Additions	—	161
Modification	(20)	836
Accretion of interests	27	123
Payments	(344)	(790)
Effect of movement in exchange rates	(32)	90
Balance as at end of period	3,328	3,697

The maturity analysis of lease liabilities are disclosed below:

	March 31, 2025
	Present value	Total
	of the minimum	minimum
	lease payments	lease payments
Within 1 year	855	891
After 1 year but within 2 years	846	909
After 2 years but within 5 years	1,583	1,697
After 5 years	44	45
	3,328	3,542
Less: Total future interest expenses		(214)
		3,328

BRAGG GAMING GROUP INC.

NOTES TO THE INTERIM UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE MONTHS PERIOD ENDED MARCH 31, 2025 AND MARCH 31, 2024

PRESENTED IN EUROS (THOUSANDS, EXCEPT SHARE AND PER SHARE AMOUNTS)

14 LEASE LIABILITIES (CONTINUED)

The following are the amounts recognized in the interim unaudited condensed consolidated statement of loss and comprehensive loss:

	Three Months Ended March 31,
	2025	2024
Amortization expense on right of use assets	214	226
Gain on lease modification	101	—
Interest expense on lease liabilities	27	34
Total amount recognized in the income statement	342	260

15 LOANS PAYABLE

On April 24, 2024, the Company obtained a secured promissory note in the principal amount of USD 7.0m from a member of management. The secured promissory note matures on April 24, 2025 and bears interest at an annual rate of 14%, payable quarterly.

	March 31,	December 31,
	2025	2024
Balance as at beginning of the period	6,579	—
Promissory note issued	—	6,532
Interest on promissory note	224	617
Repayment of interest of promissory note	(227)	(454)
Effect of foreign currency exchange rate	(254)	(116)
Balance as at end of period	6,322	6,579

In the three months ended March 31, 2025, interest expense of EUR 224 was recognized within net interest expense and other financing charges (three months ended March 31, 2024: nil).

Subsequent to March 31, 2025, the Company paid USD 5.0m of the principal amount while an extension of maturity date to June 6, 2025 has been agreed with respect to the remaining principal balance of USD 2.0m (see Note 22).

BRAGG GAMING GROUP INC.

NOTES TO THE INTERIM UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE MONTHS PERIOD ENDED MARCH 31, 2025 AND MARCH 31, 2024

PRESENTED IN EUROS (THOUSANDS, EXCEPT SHARE AND PER SHARE AMOUNTS)

16    RELATED PARTY TRANSACTIONS

The Company’s policy is to conduct all transactions and settle all balances with related parties on market terms and conditions for those in the normal course of business. Transactions between the Company and its consolidated entities have been eliminated on consolidation and are not disclosed in this note.

Key Management Personnel

The Company’s key management personnel are comprised of members of the Board and the executive team.

Transactions with Shareholders, Key Management Personnel and Members of the Board

Transactions recorded in the interim unaudited condensed consolidated statements of loss and comprehensive loss between the Company and its shareholders, key management personnel and members of the Board are set out in aggregate as follows:

	Three Months Ended March 31,
	2025	2024
Salaries and subcontractors	(778)	(557)
Share based compensation	(624)	(136)
	(1,402)	(693)

Balances due to/from shareholders, key management personnel and members of the Board are set out in aggregate as follows:

Interim unaudited condensed consolidated statements of financial position

	As at	As at
	March 31,	December 31,
	2025	2024
Other liabilities	(899)	(1,857)
Net related party payable	(899)	(1,857)

Transactions recorded in the interim unaudited condensed consolidated statements of changes in equity between the Company and its shareholders, key management personnel and members of the Board are set out in aggregate as follows:

Interim unaudited condensed consolidated statements of changes in equity

	Three Months Ended March 31,
	2025	2024
Exercise of DSUs, RSUs and FSO's
Contributed surplus	(87)	—
Share capital	124	—
Net movement in equity	37	—

BRAGG GAMING GROUP INC.

NOTES TO THE INTERIM UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE MONTHS PERIOD ENDED MARCH 31, 2025 AND MARCH 31, 2024

PRESENTED IN EUROS (THOUSANDS, EXCEPT SHARE AND PER SHARE AMOUNTS)

16    RELATED PARTY TRANSACTIONS (CONTINUED)

Transactions recorded in the interim unaudited condensed consolidated statements of cash flows between the Company and its shareholders, key management personnel and members of the Board are set out in aggregate as follows:

Interim unaudited condensed consolidated statements of changes in cash flow

	Three Months Ended March 31,
	2025	2024
Proceeds from exercise of options	37	—
	37	—

17   FINANCIAL INSTRUMENTS AND FINANCIAL RISK MANAGEMENT

The financial instruments measured at amortized cost are summarized below:

Financial Assets

	Financial assets as subsequently
	measured at amortized cost
	March 31,	December 31,
	2025	2024
Trade receivables	20,942	19,558

Financial Liabilities

	Financial liabilities as subsequently
	measured at amortized cost
	March 31,	December 31,
	2025	2024
Trade payables	3,020	3,236
Accrued liabilities	19,073	16,666
Other liabilities	25	44
Loans payable	6,322	6,579
	28,440	26,525

The carrying values of the financial instruments approximate their fair values.

BRAGG GAMING GROUP INC.

NOTES TO THE INTERIM UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE MONTHS PERIOD ENDED MARCH 31, 2025 AND MARCH 31, 2024

PRESENTED IN EUROS (THOUSANDS, EXCEPT SHARE AND PER SHARE AMOUNTS)

17   FINANCIAL INSTRUMENTS AND FINANCIAL RISK MANAGEMENT (CONTINUED)

Fair Value Hierarchy

The following table presents the fair values and fair value hierarchy of the Company’s financial instruments.

	March 31, 2025				December 31, 2024
	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3	Total
Financial assets
Fair value through profit and loss:
Cash and cash equivalents	10,815	—	—	10,815	10,467	—	—	10,467

Financial liabilities
Fair value through profit and loss:
Deferred consideration	—	1,467	—	1,467	—	1,244	—	1,244
Share appreciation rights liability	—	471	—	471	—	—	—	—

There were no transfers between the levels of the fair value hierarchy during the periods.

During the three month ended March 31, 2025, a loss of EUR 157 (three month ended March 31, 2024: loss of EUR 645), was recognized in the interim unaudited condensed consolidated statements of loss and comprehensive loss on remeasurement of deferred consideration (Note 9) for financial instruments designated as FVTPL.

During the three months ended March 31, 2025, a share-based compensation charge of EUR 478 (three months ended March 31, 2024: EUR nil) relating to share appreciation rights liability has been recognized in the interim unaudited condensed consolidated statements of loss and comprehensive loss

As a result of holding and issuing financial instruments, the Company is exposed to certain risks. The following is a description of those risks and how the exposures are managed.

Liquidity risk

Liquidity risk is the risk that the Company is unable to generate or obtain sufficient cash and cash equivalents in a cost-effective manner to fund its obligations as they come due. The Company will experience liquidity risks if it fails to maintain appropriate levels of cash and cash equivalents, is unable to access sources of funding or fails to appropriately diversify sources of funding. If any of these events were to occur, they could adversely affect the financial performance of the Company.

The Company has a planning and budgeting process in place by which it anticipates and determines the funds required to support its normal operating requirements. The Company coordinates this planning and budgeting process with its financing activities through its capital management process. The Company holds sufficient cash and cash equivalents and working capital, maintained through stringent cash flow management, to ensure sufficient liquidity is maintained. The Company is not subject to any externally imposed capital requirements.

BRAGG GAMING GROUP INC.

NOTES TO THE INTERIM UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE MONTHS PERIOD ENDED MARCH 31, 2025 AND MARCH 31, 2024

PRESENTED IN EUROS (THOUSANDS, EXCEPT SHARE AND PER SHARE AMOUNTS)

17   FINANCIAL INSTRUMENTS AND FINANCIAL RISK MANAGEMENT (CONTINUED)

The following are the undiscounted contractual maturities of significant financial liabilities and the total contractual obligations of the Company as at March 31, 2025:

	2025	2026	2027	2028	Thereafter	Total
Trade payables and other liabilities	22,118	—	—	—	—	22,118
Lease obligations on right of use assets	891	909	898	537	307	3,542
Loans payable	6,700	—	—	—	—	6,700
Share appreciation rights liability	1,426	1,426	1,426	—	—	4,278
Other non-current liabilities	4	3	19	23	438	487
	31,139	2,338	2,343	560	745	37,125

Subsequent to March 31, 2025, the Company paid USD 5.0m of the principal amount while an extension of maturity date to June 6, 2025 has been agreed with respect to the remaining principal balance of USD 2.0m (see Note 22).

FOREIGN CURRENCY EXCHANGE RISK

The Company is exposed to foreign currency risk, which includes risks related to its revenue and operating expenses denominated in currencies other than EUR, which is both the reporting currency and primary contracting currency of the Company’s customers. Accordingly, changes in exchange rates may in the future reduce the purchasing power of the Company’s customers thereby potentially negatively affecting the Company’s revenue and other operating results.

The Company has experienced and will continue to experience fluctuations in its net loss as a result of translation gains or losses related to revaluing certain current asset and current liability balances that are denominated in currencies other than the functional currency of the entities in which they are recorded.

Credit risk

The Company is exposed to credit risk resulting from the possibility that counterparties could default on their financial obligations to the Company including cash and cash equivalents, other assets and accounts receivable. Failure to manage credit risk could adversely affect the financial performance of the Company.

The Company mitigates the risk of credit loss relating to accounts receivable by evaluating the creditworthiness of new customers and establishes a provision for expected credit losses. The Company applies the simplified approach to provide for expected credit losses as prescribed by IFRS 9, Financial Instruments, which permits the use of the lifetime expected loss provision for all accounts receivable. The expected credit loss provision is based on the Company’s historical collections and loss experience and incorporates forward-looking factors, where appropriate.

BRAGG GAMING GROUP INC.

NOTES TO THE INTERIM UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE MONTHS PERIOD ENDED MARCH 31, 2025 AND MARCH 31, 2024

PRESENTED IN EUROS (THOUSANDS, EXCEPT SHARE AND PER SHARE AMOUNTS)

17   FINANCIAL INSTRUMENTS AND FINANCIAL RISK MANAGEMENT (CONTINUED)

The provision matrix below shows the expected credit loss rate for each aging category of accounts receivable as at March 31, 2025:

		Aging (months)
	Note	<1	1 - 3	>3	Total
Gross trade receivable	12	19,035	1,364	3,171	23,570
Expected credit loss rate		3.57%	5.95%	58.87%	11.15%
Expected credit loss provision	12	680	81	1,867	2,628

The provision matrix below shows the expected credit loss rate for each aging category of accounts receivable as at December 31, 2024:

		Aging (months)
	Note	<1	1 - 3	>3	Total
Gross trade receivable	12	18,984	660	2,411	22,055
Expected credit loss rate		2.88%	5.75%	79.32%	11.32%
Expected credit loss provision	12	547	38	1,913	2,497

Gross accounts receivable includes the balance of accrued income within the aging category of less than one month.

Concentration risk

For the three months ended March 31, 2025, one customer (three months ended March 31, 2024: one customer) contributed more than 10% each to the Company’s revenues. Aggregate revenues from this customer totaled EUR 4,239 for the three months period ended March 31, 2025 (three months ended March 31, 2024: EUR 6,409).

As at March 31, 2025, one customer (December 31, 2024: one customer) constituted more than 10% to the Company’s accounts receivable. The balance owed by this customer totaled EUR 2,707 (December 31, 2024: EUR 4,247).

BRAGG GAMING GROUP INC.

NOTES TO THE INTERIM UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE MONTHS PERIOD ENDED MARCH 31, 2025 AND MARCH 31, 2024

PRESENTED IN EUROS (THOUSANDS, EXCEPT SHARE AND PER SHARE AMOUNTS)

18	SUPPLEMENTARY CASHFLOW INFORMATION

Cash flows arising from changes in non-cash working capital are summarized below:

	Three Months Ended March 31,
Cash flows arising from movement in:	2025	2024
Trade and other receivables	(1,445)	222
Prepaid expenses and other assets	(84)	25
Trade payables and other liabilities	2,172	(906)
Changes in working capital	643	(659)

Significant non-cash transactions from financing activities are as follows:

	Three Months Ended March 31,
	2025	2024
Financing Activity
Settlement of convertible debt through share issuance	—	(1,068)

During the three months ended March 31, 2025 and 2024, the Company incurred both cash and non-cash interest expense and other financing charges. The following table shows the split as included in the interim unaudited condensed consolidated statement of loss and comprehensive loss:

	Three Months Ended March 31, 2025			Three Months Ended March 31, 2024
	Cash	Non-cash	Total	Cash	Non-cash	Total
Interest and financing fees	(249)	(32)	(281)	(71)	—	(71)
Foreign exchange gain (loss)	—	35	35	44	—	44
Lease interest expense	—	(27)	(27)	(34)	—	(34)
Accretion expense on deferred consideration	—	(73)	(73)	—	(135)	(135)
Accretion expense on convertible debt	—	—	—	—	(396)	(396)
	(249)	(97)	(346)	(61)	(531)	(592)

BRAGG GAMING GROUP INC.

NOTES TO THE INTERIM UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE MONTHS PERIOD ENDED MARCH 31, 2025 AND MARCH 31, 2024

PRESENTED IN EUROS (THOUSANDS, EXCEPT SHARE AND PER SHARE AMOUNTS)

19   SEGMENT INFORMATION

Operating

The Company has one reportable operating segment, B2B online gaming.

Geography – Revenue

Revenue from continuing operations was generated from contracted customers in the following jurisdictions:

	Three Months Ended March 31,
	2025	2024
Netherlands	6,350	7,796
Malta	4,551	4,593
United States	3,044	1,185
Curaçao	2,587	5,243
Brazil	2,102	—
Marshall Islands	1,550	—
Belgium	1,233	1,150
Croatia	1,093	1,104
Czech Republic	875	376
Other	2,120	2,364
Revenue	25,505	23,811

This segmentation is not correlated to the geographical location of the Company’s worldwide end-user base.

Geography – Non-Current Assets

Non-current assets are held in the following jurisdictions:

	As at	As at
	March 31,	December 31,
	2025	2024
United States	66,205	69,201
Other	4,377	4,231
Non-current assets	70,582	73,432

BRAGG GAMING GROUP INC.

NOTES TO THE INTERIM UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE MONTHS PERIOD ENDED MARCH 31, 2025 AND MARCH 31, 2024

PRESENTED IN EUROS (THOUSANDS, EXCEPT SHARE AND PER SHARE AMOUNTS)

20   INCOME TAXES

The components of income taxes recognized in the interim unaudited condensed consolidated statements of financial position are as follows:

	As at	As at
	March 31,	December 31,
	2025	2024
Income taxes payable	(951)	(463)
Deferred income tax liabilities	(637)	(680)

The components of income taxes recognized in the interim unaudited condensed consolidated statements of loss and comprehensive loss are as follows:

	Three Months Ended March 31,
	2025	2024
Current income taxes expense	657	333
Deferred income tax recovery	(43)	(289)
Total income tax expense	614	44

There is no income tax expense recognized in other comprehensive loss.

	As at	As at
	March 31,	December 31,
	2025	2024
Deferred tax assets
Lease obligations on right of use assets	736	777
Non-capital losses carried forward	20	39

Deferred tax liabilities
Goodwill and intangible assets	(639)	(681)
Right-of-use assets	(718)	(776)
Property and equipment	(36)	(39)
Deferred income tax liabilities	(637)	(680)

BRAGG GAMING GROUP INC.

NOTES TO THE INTERIM UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE MONTHS PERIOD ENDED MARCH 31, 2025 AND MARCH 31, 2024

PRESENTED IN EUROS (THOUSANDS, EXCEPT SHARE AND PER SHARE AMOUNTS)

20   INCOME TAXES (CONTINUED)

The effective income tax rates in the interim unaudited condensed consolidated statements of loss and comprehensive loss were reported at rates different than the combined Canadian federal and provincial statutory income tax rates for the following reasons:

	Three Months Ended March 31,
	2025	2024
Consolidated loss before taxes	(2,026)	(1,774)
Effective tax rate	26.5%	26.5%
Effective income tax expense (recovery)	(537)	(470)
Effect of tax rate in foreign jurisdictions	296	13
Non-deductible and non-taxable items	246	179
Change in tax benefits not recognized	609	331
Adjustment of prior year tax payable	—	(9)
Total income tax expense (recovery)	614	44

21	CONTINGENT LIABILITIES

In the ordinary course of business, the Company is involved in and potentially subject to, legal actions and proceedings. In addition, the Company is subject to tax audits from various tax authorities on an ongoing basis. As a result, from time to time, tax authorities may disagree with the positions and conclusions taken by the Company in its tax filings or legislation could be amended or interpretations of current legislation could change, any of which events could lead to reassessments.

22	SUBSEQUENT EVENTS

Subsequent to March 31, 2025, the Company paid USD 5.0m of the principal amount while an extension of maturity date to June 6, 2025 has been agreed with respect to the remaining principal balance of USD 2.0m.

On April 10, 2025, the Company acquired a 20% strategic equity stake for a consideration of EUR 500 in Brazilian game developer RapidPlay Ltd and signed an exclusive content distribution partnership, which enables Bragg to offer RapidPlay's localized online casino games to Brazilian and Latin American operators through its platform.